SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 Amendment No. 2
                                       to
                                 Schedule 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                 ---------------

                               GLEASON CORPORATION
                            (Name of Subject Company)


                               GLEASON CORPORATION
                      (Name of Person(s) Filing Statement)
                                 ---------------

                     Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   377339 10 6
                      (CUSIP Number of Class of Securities)

                                 ---------------

                              Edward J. Pelta, Esq.
                  Vice President, General Counsel and Secretary
                               Gleason Corporation
                             1000 University Avenue
                         Rochester, New York 14692-2970
                                 (716) 473-1000

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing this statement)


                                 With a copy to:
                            David L. Finkelman, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                          New York, New York 10038-4982
                                 (212) 806-5400

          This Amendment No. 2 to the Solicitation and Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation and Recommendation Statement on Schedule 14D-9 originally filed on December 15, 1999 (the "Schedule 14D-9") by Gleason Corporation, a Delaware corporation (the "Company"), relating to the joint tender offer by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a Delaware limited liability company and a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), and the Company to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

          The Company hereby amends and supplements the Schedule 14D-9 as follows:

Item 8. Additional Information.

          Item 8 is hereby amended and supplemented as follows:

          On December 16, 1999, Plaintiff Melissa Marotta served her complaint, Marotta v. Nichols, et al, C.A. No. 17643NC, upon the Company, Vestar, and each of the Company's directors. Defendants were served plaintiff's first request for production of documents on December 29, 1999. On December 29, 1999, the Company, Vestar, and the directors moved to dismiss this action for failure to state a claim upon which relief can be granted. Along with this motion, the Company, Vestar, and the directors filed a motion to stay discovery. These motions are presently before the Court of Chancery of the State of Delaware, in and for New Castle County. The Court has not yet scheduled a hearing date for these motions or entered any orders related to the motions.

          A copy of the motion to dismiss is filed herewith as Exhibit (c)(35) of this Schedule 14D-9 and is incorporated herein by reference.


Item 9. Material to be filed as Exhibits.

          Item 9 is hereby amended and supplemented by the addition of the following exhibit hereto:

(c)(35) Defendants' Notice of Motion, Motion to Dismiss and Opening Brief in Support thereof, filed December 29, 1999, in the matter of Marotta v. Nichols, et al, C.A. No. 17643NC, (Court of Chancery of New Castle County, Delaware).

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1999

                                             GLEASON CORPORATION


                                             By: /s/ Edward J. Pelta
                                                -------------------------
                                                Name:  Edward J. Pelta
                                                Title: Vice President, General
                                                       Counsel and Secretary

                                  EXHIBIT INDEX


  Exhibit No.             Description
  (c)(35)                 Defendants' Notice of Motion, Motion to Dismiss and
                          Opening Brief in Support thereof, filed December 29,
                          1999, in the matter of Marotta v. Nichols, et al, C.A.
                          No. 17643NC, (Court of Chancery of New Castle County,
                          Delaware).